UPSTAGED HOLDINGS, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Upstaged Holdings, Inc.
New York, New York

We have reviewed the accompanying financial statements of Upstaged Holdings, Inc., which comprise the balance sheets as of December 31, 2020, and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
August 15, 2021

UPSTAGED HOLDINGS, INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 25,344	$ 40,200
Prepaid expenses and other current assets	-	26,500
TOTAL CURRENT ASSETS	25,344	66,700
OTHER ASSETS		
Intangible assets	10,878	1,063
TOTAL ASSETS	$ 36,222	$ 67,763

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 165,079	$ 34,805
TOTAL CURRENT LIABILITIES	165,079	34,805
LONG-TERM LIABILITIES		
Notes payable	25,000	-
Due to related party	251,433	33,433
SAFE obilgations	395,625	180,000
TOTAL LONG-TERM LIABILITIES	672,058	213,433
TOTAL LIABILITIES	837,137	248,238
SHAREHOLDERS' EQUITY		
Common stock, see note 7	-	-
Additional paid-in capital	-	-
Shareholders' equity	(800,915)	(180,475)
TOTAL SHAREHOLDERS' EQUITY	(800,915)	(180,475)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 36,222	$ 67,763

See independent accountant's review report and accompanying notes to financial statements.

UPSTAGED HOLDINGS, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	$ 24,108	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	24,108	-
OPERATING EXPENSES		
Direct operating expenses	302,750	90,973
Selling, general and administrative	345,120	89,490
TOTAL OPERATING EXPENSES	647,870	180,463
NET OPERATING INCOME	(623,762)	(180,463)
OTHER INCOME/(EXPENSES)		
Other income/(expenses)	3,322	(12)
TOTAL OTHER INCOME/(EXPENSES)	3,322	(12)
NET LOSS	$ (620,440)	$ (180,475)

See independent accountant's review report and accompanying notes to financial statements.

UPSTAGED HOLDINGS, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
BEGINNING BALANCE, AUGUST 21, 2019 (INCEPTION)	-	$ -	-	$ -	$ -
Net loss	-	-	-	(180,475)	$ (180,475)
ENDING BALANCE, DECEMBER 31, 2019	-	$ -	$ -	$ (180,475)	$ (180,475)
Net loss	-	-	-	(620,440)	$ (620,440)
ENDING BALANCE, DECEMBER 31, 2020	-	$ -	$ -	$ (800,915)	$ (800,915)

See independent accountant's review report and accompanying notes to financial statements.

UPSTAGED HOLDINGS, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (620,440)	$ (180,475)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in assets:		
Prepaid expenses and other current assets	26,500	(26,500)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	130,274	34,805
CASH USED FOR OPERATING ACTIVITIES	(463,666)	(172,170)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(9,815)	(1,063)
CASH USED FOR INVESTING ACTIVITIES	(9,815)	(1,063)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of notes payable	25,000	-
Due to related party	218,000	33,433
Issuance of SAFE obligations	215,625	180,000
CASH PROVIDED BY FINANCING ACTIVITIES	458,625	213,433
NET INCREASE (DECREASE) IN CASH	(14,856)	40,200
CASH AT BEGINNING OF YEAR	40,200	-
CASH AT END OF YEAR	$ 25,344	$ 40,200
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
Upstaged™ Holdings, Inc. (the "Company") was incorporated in the State of Delaware on August 21, 2019. The Company's headquarters are in New York, New York. Upstaged is a diversified entertainment company that brings together a community of collegiate and high school student performers by producing live and digital competitive championships across performing arts genres in premier venues and virtual platforms. The UpStaged digital/live platform enables student performers to globally compete, entertain and network. These competitions are operated under the trademarked National Collegiate Performing Arts (NCPA)™ and National High School Performing Arts (NHSPA)™ organizing bodies. In 2020 and 2019, the Company earned revenue through event technology services, registration fees, ticket sales and sponsorships.

Going Concern
Since Inception, the Company has relied on funds from related party notes, notes payable, and SAFE obligations issued to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. COVID-19 presented significant challenges to the Company's operations in 2020. One live event was held at Lincoln Center in February 2020 and due to the COVID 19 restrictions placed by the CDC it was difficult to plan the timing of the next live event.

1.   **Summary of Significant Accounting Policies (continued)**

Risks and Uncertainties (continued)
The Company responded to those challenges by developing a digital competition platform and held its first digital event from August 2020 to January 2021. This platform was on the cutting edge of high school and collegiate championships as at the time no other performing arts competitions at that level were being produced. The Company did not charge the competitors an event registration fee and no revenue was earned from the digital event. However, as a result of producing the first ever digital event of this type Upstaged gained some notoriety. Additionally, Upstaged was hired to run the technology for a camp vs. camp event. Rather than earning revenue from event registration fees, ticket sales and sponsorships, the Company earned a flat fee for its technology services. Due to the unknown timing of vaccine distribution and the "opening up" of public venues across the country, planning future live events was difficult and the Company expects to start holding live events again in the Fall of 2021. The Company will continue to hold digital events whenever it makes business and financial sense. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

Accounts Receivable
The Company does not have any outstanding accounts receivable at December 31, 2020 and 2019. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The carrying amount of accounts receivable reflects management's best estimate of the amounts that will be collected based upon prior experience and management's assessment of the credit worthiness of existing specific customers. The Company's sets payment deadlines based on competition dates however, payment terms may vary based on the customer and type of revenue. Balances that are still outstanding after management has used reasonable collection efforts are written-off through a charge to earnings and a credit to accounts receivable. As of December 31, 2020 and 2019, the Company has recorded an allowance for doubtful accounts of nil.

Property and Equipment
The Company does not currently own any property and equipment. Property and equipment acquisitions with a cost of $3,000 or more and estimated useful life over one year are capitalized at cost. Depreciation of computer equipment, software, office equipment and furniture is recognized on a straight-line basis over the estimated useful lives of the assets, which the Company has determined to be 3 years. Depreciation of leasehold improvements is recognized on a straight-line basis over the shorter of the related lease term or the estimated useful life.

Expenditures for maintenance, repairs, and minor renewals are charged to expense; expenditures for betterments are capitalized. Property retired or otherwise disposed of is removed from the appropriate asset and related accumulated depreciation accounts. Gains and losses on the sale of assets are reflected in current operations.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of trademarks. The Company evaluates intangible assets on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount.

See independent accountant's review report.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Intangible Assets (continued)
If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the impairment test. The second step of the impairment test involves comparing the implied fair value of the affected reporting unit's asset with the carrying value of that asset. The amount, by which the carrying value of the asset exceeds its implied fair value, if any, is recognized as an impairment loss. The Company's evaluation of its intangible asset completed during the year resulted in no impairment losses.

Website
The Company designed and built a website that is used to market its competitions and recruit talent. The website is accounted for under ASC 350-50 which defines what types of costs can and cannot be capitalized. Costs for application and infrastructure development, graphics development and upgrades that enhance functionality can be capitalized. All other costs such as planning, data entry, data conversion of content and training on the new website should be expensed. The Company evaluated their expenses for building and maintaining their website and determined that though it does provide a future economic benefit, there is not a determinable useful life for the website and therefore the costs were expensed.

Internally Developed Software
The Company designed and built a Customer Relationship Management ("CRM") database that is used to recruit talent at universities and high schools to enter its competitions, market those competitions and grow their business by maintaining their client relationships. The CRM is a cloud-based system that is accounted for under ASC 350-40. ASC 350-40 defines what expenses can and cannot be capitalized. The Company has evaluated the expenses incurred in developing this database and determined that all costs should be expensed.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2020 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for

1.   **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue from event registrations, ticket sales, sponsorships and event management services.

The Company recognizes revenue under ASC 606. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services.

1.   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)
The Company applied the standard to contracts that were not completed at December 31, 2020 and 2019 on a specific identification basis.

*Event Registration Fees-*The Company recognizes revenue from event registrations when the event is held, when the event registration fee is no longer refundable under the contract terms and when all other revenue recognition criteria have been met. The Company generally uses a signed event registration form as evidence of an arrangement. Event registration fees are fixed.

*Ticket Sales -*The Company recognizes revenue from ticket sales when the event is held, when the ticket is no longer refundable under the terms and when all other revenue recognition criteria have been met. The Company generally uses an electronic or paper ticket as evidence of an arrangement. Tickets are sold at various prices depending on the availability and location of the seat.

*Technology Services Fees –*The Company recognizes revenue from event management fees when the event is held and when all other revenue recognition criteria have been met. The Company generally uses a contract as evidence of an arrangement. Event management fees vary depending on the scope of the arrangement.

*Sponsorships –*The Company recognizes revenue from sponsorships when the event is held and when all other revenue recognition criteria have been met. The Company generally uses a contract as evidence of an arrangement. Sponsorship fees vary depending on the scope of the arrangement. There was no sponsorship revenue in 2020.

The following table presents revenues disaggregated by service line for the fiscal years end December 31, 2020 and 2019:

	2020	2019
Technology Services Fees	$ 10,000	$ -
Ticket Sales	11,414	-
Event Registration Fees	2,694	-
	$ 24,108	$ -

Contract Balances
The timing of revenue recognition, billings and cash collections results in billed accounts receivable, contract assets (reported as accounts receivable) and contract liabilities (reported as deferred revenues) on the Company's balance sheets. Billing requirements vary by service and there are no unbilled receivables as of December 31, 2020, and 2019.

Deferred Revenue
When the Company receives consideration from a customer prior to transferring services to the customer under the terms of the contract, it records deferred revenues on the Company's balance sheets, which represents a contract liability.

See independent accountant's review report.

1.   **Summary of Significant Accounting Policies (continued)**

Deferred Revenue (continued)
The Company recognizes revenues when it meets its performance obligations and transfers control of the goods and services under each individual contract. There were no significant deferred revenues as of December 31, 2020, and 2019.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)
classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Intangible Assets**

Intangible assets consist of trademarks in the amount of $10,878 and $1,063 at December 31, 2020 and 2019. There was no amortization expense at December 31, 2020 and 2019.

4.   **SAFE Obligations**

The Company issued SAFE's to private investors in the aggregate amount of $395,625 and $180,000 during the years ended December 31, 2020 and 2019, respectively. Each SAFE promises the holder that in the event of an equity financing, the SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the purchase amount divided by 80% (the "Conversion Amount").

The SAFE will terminate upon the earliest of the issuance of capital stock to the investor pursuant to the automatic conversion of the SAFE or the payment or setting aside for payment amounts due to the investor from a liquidity event, or a dissolution event.

4.   **SAFE Obligations**

If there is a liquidity event before the termination of the SAFE, each SAFE will automatically be entitled to receive a portion of the proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the great of (i) the purchase amount or (ii) the amount payable on the number of shares of common stock equal to the Conversion Amount.

If there is a dissolution event before the termination of the SAFE's, the investor will automatically be entitled to receive a portion of proceeds equal to the cash-out amount, due and payable to the investor immediately prior to the consummation of the dissolution event.

In a liquidation event or dissolution event, the SAFE's are intended to operate like standard non-participating Preferred Stock. The investor's right to receive its cash-out amount is (i) junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes, (ii) on par with payments for other SAFE's and/or preferred stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or preferred stock, the applicable proceeds will be distributed pro rata to the investor and such other SAFEs and/or preferred stock in proportion to the full payments that would otherwise be due; and (iii) senior to payments for Common Stock.

5.   **Due to Related Party**

The founder of the Company loaned the Company $251,433 and $33,433 at December 31, 2020 and 2019, respectively. The loan consists of services performed under his consulting agreement in the amount of $200,000 and $33,333 during the years ended December 31, 2020 and 2019, respectively and amounts that he contributed to the Company to fund operations in the amount of $18,000 and $100 during the years ended December 31, 2020 and 2019, respectively. There is no minimum monthly payment and no interest associated with the loan. This note is partially convertible into a SAFE.

6.   **Notes Payable**

In 2020, the Company entered into a long-term loan with an individual in the amount of $25,000. The note has a 0% APR interest rate and is convertible into a SAFE at the election of the note holder. The balance of these notes at December 31, 2020 and 2019 were $25,000 and nil, respectively.

7.   **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.0001 par value per share. As of December 31, 2020, and 2019, no shares have been issued and none are outstanding.

8.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on August 21, 2019, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8.   **Subsequent Events**

Founder's Contributions
During 2021, the founder made additional cash contributions to the Company in the amount of $67,200 to fund operations. The contributions are consistent with the terms discussed in Note 5.

SAFE Obligations
In April of 2021, a SAFE in the amount of $10,000 was issued for cash consideration of $10,000.

In June of 2021, a SAFE in the amount of $70,000 was issued for cash consideration of $70,000.

During 2021, SAFE's in the amount of $27,000 were issued to independent contractors in lieu of cash payments for their services.

In July of 2021, SAFE's in the amount of $35,000 were issued for cash consideration of $35,000.

In August 2021, a SAFE was issued to the founder in the amount of $175,000 and shall reduce the due to related party account. The SAFE was issued in exchange for 50% of the value of services rendered during 2019, 2020, and 2021 (through July 31, 2021) which totaled $350,000.

In August 2021, a SAFE was issued in the amount of $15,000 for cash consideration of $15,000.

The terms of the SAFE Obligations issued are consistent with the terms discussed in Note 4.

Note Payable – Related Party
In August 2021, a demand note payable was issued to the founder in the amount of $85,300.   This amount represents the cash contributions made by the founder of $85,300 from 2019 to August 15, 2021. The note carries no interest, no minimum monthly payment and no maturity date.

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder Inc. (the "Intermediary"). The Intermediary will be entitled to receive a 7.5% commission fee for funds raised.

Managements Evaluation
The Company has evaluated subsequent events through August 15, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

See independent accountant's review report.